

Mail Stop 4720

November 23, 2009

By U.S. Mail and facsimile to (616) 527-5833

Mr. Robert N. Shuster
Executive Vice President and
Chief Financial Officer
Independent Bank Corporation
230 W. Main St. P.O. Box 491
Ionia, Michigan 48846

> **Re:** **Independent Bank Corporation**
> **Form 10-K for the Fiscal Year December 31, 2008**
> **File No. 000-07818**

Dear Mr. Shuster:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Accountant